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15047649

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED
MAR 02 2015
WASH., D.C. 194 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Interactive Brokers Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
(No. and Street)

Greenwich (City) | Connecticut (State) | 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander M. Ioffe | 203-618-5870
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza (Address) | New York (City) | New York (State) | 10112-0015 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Alexander Ioffe, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Interactive Brokers Corp. (the "Company") for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/27/2015
Signature Date

Chief Financial Officer
Title

State of Connecticut

County of Fairfield ss. Greenwich

On this the 27th day of February, 2015, before me, Nancy Ann Nelson, the undersigned officer, personally appeared Alexander Ioffe, known to me to be the person whose name is signed on this document and acknowledged to me that he signed it voluntarily for its stated purpose.

Signature of Notary Public

NANCY ANN NELSON
Notary Public, State of Connecticut
My Commission Expires August 31, 2017

This report* contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Members' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x) (g) Computation of Net Capital.
(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(x) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report (Filed Separately).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERACTIVE BROKERS CORP.
(SEC I.D. No.8-53615)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document

INTERACTIVE BROKERS CORP.
TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Interactive Brokers Corp.
Greenwich, CT

We have audited the accompanying statement of financial condition of Interactive Brokers Corp. (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Interactive Brokers Corp. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2015

INTERACTIVE BROKERS CORP.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2014

Assets

Cash	$16,372,162
Cash - segregated for regulatory purposes	20,996
Receivables from affiliates	2,329,575
Property and equipment, net	509,097
Other assets	1,881,430
Total assets	$21,113,260

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable, accrued expenses and other liabilities	2,743,254
Payables to affiliates	3,712,225
	6,455,479
Stockholder's equity:	
Common stock, $0.01 par value per share	10
Additional paid-in capital	7,291,370
Retained earnings	7,366,401
Total stockholder's equity	14,657,781
Total liabilities and stockholder's equity	$21,113,260

See accompanying notes to the statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Interactive Brokers Corp. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and of the National Futures Association ("NFA").

Historically, the Company executed trades for customers and cleared this trades with a prime broker, on a fully disclosed basis. Accordingly, the company did not carry customer assets except for customer funds collected for the payment of expenses on behalf of customers as per subparagraph (k)(2)(i) of SEC Rule 15c3-3.

The Company is a member of the Chicago Board Options Exchange and executes options transactions for its affiliates, Interactive Brokers LLC ("IB LLC") and Timber Hill LLC ("TH LLC"), on an agency basis. The Company also executes bond transactions for TH LLC on an agency basis.

The Company's parent, IB LLC, is a broker-dealer registered under the Securities Exchange Act of 1934 with the SEC and is a member of the FINRA and various securities and commodities exchanges. IB LLC is also a member of the NFA and is a registered Futures Commission Merchant. IB LLC is 99.9% owned by IBG LLC ("IBG LLC" or "the Group"), a Connecticut limited liability company. In addition to the Company, the Group is comprised of several Operating Companies (Note 6). The Group is consolidated into Interactive Brokers Group, Inc. ("IBG, Inc.").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This financial statement is presented in U.S. dollars and has been prepared pursuant to accounting standards generally accepted in the U.S. ("U.S. GAAP") promulgated in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC" or the "Codification").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statement and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Therefore, actual results could differ materially from those estimates. Such estimates include estimated useful lives of property and equipment, current and deferred income taxes and compensation accruals.

Fair Value

At December 31, 2014, other than property and equipment and deferred tax assets, substantially all of the Company's assets and liabilities were carried at amounts that approximate fair value.

Stock-Based Compensation

The Company follows ASC 718, Compensation – Stock Compensation, to account for its participation in the IBG, Inc. stock-based compensation plans. ASC 718 requires all share-based payments to employees to be recognized in the financial statements using a fair value-based method. Grants, which are denominated in U.S. dollars, are communicated to employees in the year of grant, thereby establishing the fair value of each grant. The fair value of awards granted to employees are generally expensed as follows: 50% in the year of grant in recognition of plan forfeiture provisions (described below) and the remaining 50% over the related vesting period utilizing the "graded vesting" method permitted under ASC 718-10. In the case of "retirement eligible" employees (those employees older than 59), 100% of awards are expensed when granted.

Awards granted under the stock-based compensation plans are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted awards unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested awards previously granted.

Cash

The Company defines cash as demand deposits with bank and other financial institutions. At December 31, 2014, cash was held at one major financial institution. Cash on deposit exceeds federal insurance limits.

Cash - Segregated for Regulatory Purposes

Pursuant to the requirements of subparagraph (k)(2)(i) of SEC Rule 15c3-3, the Company has established a special cash account for the exclusive benefit of certain of its customers to fund and pay amounts collected for the payment of expenses on behalf of such customers. The total funds available to pay expenses for these customers were included as Cash— Segregated for Regulatory Purposes in the accompanying statement of financial condition. Although the company stopped its execution services for its clients in 2009, it is still required to segregate funds for remaining balances to former clients until these amounts are claimed in the normal course of business or are escheated. At December 31, 2014, $20,996 was segregated, which was $18,115 in excess of the requirement.

Property and Equipment

Property and equipment consist of primarily computer equipment, computer software, and office furniture and equipment.

Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years. Qualifying costs for software are capitalized and amortized over the lesser of the expected useful life of the software or three years.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes.* The Company's income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits are based on enacted tax laws (Note 9) and reflect management's best assessment of estimated future taxes to be paid. The Company is subject to income taxes in the United States. Determining income tax expense requires significant judgments and estimates.

Deferred income tax assets and liabilities arise from temporary differences between the tax and financial statement recognition of the underlying assets and liabilities. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, we begin with historical results and incorporate assumptions including the amount of future state, federal and pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax-planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income.

ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. ASC 740 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company records tax liabilities in accordance with ASC 740 and adjusts these liabilities when management's judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

Recently Issued Accounting Pronouncements

Following is a summary of recently issued FASB Accounting Standards Updates ("ASUs") that have affected or may affect the Company's financial statement:

	Affects	Status
ASU 2013-05	*Foreign Currency Matters (Topic 830)*: Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity	Effective for fiscal periods beginning on or after December 15, 2013
ASU 2014-06	*Technical Corrections and Improvements to Glossary Terms*	Effective on issuance in March 2014.
ASU 2014-08	*Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity*	Effective for annual periods and interim periods within those annual periods beginning after December 15, 2014
ASU 2014-09	*Revenue from Contracts with Customers (Topic 606)*	Effective for fiscal periods beginning on or after December 15, 2016
ASU 2014-11	*Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures*	Effective for the first interim or annual period beginning after December 15, 2014
ASU 2014-15	*Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*	Effective for the first interim or annual period ending after December 15, 2016

Adoption of those ASUs that became effective during 2014 and 2015, prior to the issuance of the Company's financial statement, did not have a material effect on this financial statement.

3. TRADING ACTIVITIES AND RELATED RISKS

The Company's trading activities are comprised of providing securities brokerage services. Brokerage activities expose the Company to credit risks. These risks are managed in accordance with established risk management policies and procedures adopted by the Company. Management has established a risk management process that includes:

- A regular review of the risk management process by the executive management as part of their oversight role;
- Defined risk management policies and procedures supported by a rigorous analytic framework; and
- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

The Company is exposed to market risk arising from foreign currency exchange rate fluctuations. The Company manages this risk by monitoring its exposure to foreign currency and using spot (i.e. cash) currency transactions.

Credit Risk

The Company is exposed to risk of loss if a counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of each counterparty, with which it conducts business. For the year ended December 31, 2014, two of the Company's affiliates represented approximately 82% of the Company's revenues.

4. FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Financial Assets and Financial Liabilities Not Measured at Fair Value

The following table represents the carrying value, fair value and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's statement of financial condition. The following table excludes all non-financial assets and liabilities.

	As of December 31, 2014				
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial Assets, not measured at fair value:					
Cash	$16,372,162	$16,372,162	$16,372,162		
Cash - segregated for regulatory purposes	20,996	20,996	20,996		
Receivables from affiliates	2,329,575	2,329,575		2,329,575	
Total Financial Assets, not measured at fair value:	$18,722,733	$18,722,733	$16,393,158	$ 2,329,575	$ -
Financial Liabilities, not measured at fair value:					
Payables to affiliates	$ 3,712,225	$ 3,712,225		$ 3,712,225	
Total Financial Liabilities, not measured at fair value:	$ 3,712,225	$ 3,712,225	$ -	$ 3,712,225	$ -

5. NET CAPITAL REQUIREMENTS

As a broker-dealer registered with the SEC and NFA, the Company is subject to Rule 15c3-1 of the SEC and Rule 1.17 of the Commodities Futures Trading Commission ("CFTC"), which specifies uniform minimum net capital requirements and requires that the ratio of aggregate indebtedness to net capital, both as defined in the rule, shall not exceed 15 to 1. The Uniform Net Capital Rule also

provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $9,674,213, which was $9,233,770 in excess of required net capital of $440,443, and a ratio of aggregate indebtedness to net capital of 0.68 to 1.

6. RELATED PARTY TRANSACTIONS

IBG LLC, IB LLC and the Company share administrative, financial and technological resources and the Company engages in security and options transactions such as trade execution in the ordinary course of business with IB LLC and TH LLC.

Affiliate brokerage transaction receivables and payables are reported gross. Other affiliate receivables and payables including administrative, consulting and service fees and advances between Operating Companies are netted by Operating Company.

Included in the statement of financial condition were the following amounts with related parties at December 31, 2014:

Receivables from affiliates	$	2,329,575
Payables to affiliates	$	3,712,225

7. DEFINED CONTRIBUTION AND EMPLOYEE INCENTIVE PLANS

Defined Contribution Plan

The Group offers substantially all employees of U.S.-based operating companies who have met minimum service requirements the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. The plan provides for the Company to match 50% of the employees' pretax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

2007 ROI Unit Stock Plan

In connection with the IPO, the Company adopted the IBG, Inc. 2007 ROI Unit Stock Plan (the "ROI Unit Stock Plan"). Under this plan, certain employees of the Company who held ROI Dollar Units, at the employee's option, elected to invest their ROI Dollar Units accumulated as of December 31, 2006 in shares of common stock. Shares of restricted Common Stock to be issued to employees of the Company under the ROI Unit Stock Plan have been or will be distributed in accordance with the following schedule, subject to the conditions below:

- 10% on the date of the IPO; and
- An additional 15% on each of the first six anniversaries of the date of the IPO, assuming continued employment with Group companies and compliance with other applicable covenants.

As of December 31, 2012, compensation costs for the ROI Unit Stock Plan had been fully accrued.

2007 Stock Incentive Plan

Under the Interactive Brokers Group, Inc. 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 30 million shares of Common Stock may be granted and issued to directors, officers, employees, contractors and consultants of IBG, Inc. and its subsidiaries. The 10 million increase in shares allocated to the Stock Incentive Plan was approved by IBG, Inc.'s Compensation Committee and Board of Directors in February 2014. The Board of Directors' approval was ratified by a vote of the stockholders at IBG Inc.'s 2014 Annual Meeting held on April 24, 2014. The purpose of the Stock Incentive Plan is to promote IBG, Inc.'s long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine which employees are eligible to participate in the Stock Incentive Plan and establishes the terms and conditions of the awards, including the number of awards granted to each employee and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of Common Stock. Stock Incentive Plan awards are subject to issuance over time and may be forfeited upon an employee's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted therefore by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. granted awards under the Stock Incentive Plan in connection with the IPO and is expected to continue to grant awards on or about December 31 of each year following the IPO to eligible employees as part of an overall plan of equity compensation. Shares of common stock vest and become distributable to employees in accordance with the following schedule:

- 10% on the first vesting date, which is on or about May 9 of each year; and
- an additional 15% on each of the following six anniversaries of the first vesting, assuming continued employment with IBG Inc. and compliance with non-competition and other applicable covenants.

The following is a summary of stock plan share activity for the period from January 1, 2014 through December 31, 2014:

	2007 Stock Incentive Plan Shares	Intrinsic Value of SIP Shares which Vested and were Distributed ($Millions) [1]	2007 ROI Unit Stock Incentive Plan Shares
Balance, January 1, 2014	222,541		938
Granted	31,211		-
Forfeited, net [2]	2,202		(938)
Distributed	(74,356)	$ 1.7	-
Balance, December 31, 2014	181,598		-

[1] Intrinsic value of SIP shares distributed represents the compensation value reported to the participants.
[2] During 2014, there were adjustments made to previously estimated forfeitures.

Estimated future grants under the Stock Incentive Plan are accrued for ratably during each year under the ASC 718 "Graded Vesting" method. At the end of the year, there are no vested, undistributed awards.

Awards granted under the ROI Unit Stock Plan and the Stock Incentive Plan are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted awards unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested awards previously granted. Distributions of remaining awards granted on or before January 1, 2009 to former employees will occur within 90 days of the anniversary of the termination of employment date over a five (5) year vesting schedule, 12.5% in each of the first four years and 50% in the fifth year. Distributions of remaining awards granted on or after January 1, 2010 to former employees will occur over the remaining vesting schedule applicable to each grant. Through December 31, 2014, a total of 12,862 shares have been distributed under these post-employment provisions. These distributions are included in the stock plans activity tables above.

8. PROPERTY AND EQUIPMENT

Property and equipment is comprised of computer equipment, computer software and office furniture and equipment.

At December 31, 2014, property and equipment consisted of:

Computer equipment	$ 1,517,724
Office furniture and equipment	16,439
Computer software	29,403
	1,563,566
Less - accumulated depreciation and amortization	(1,054,469)
Property and equipment, net	$ 509,097

9. INCOME TAXES

The statutory U.S. Federal income tax rate for the Company is 34%. The Company's effective tax rate is 40%, which differs from the U.S. federal statutory rate due to state taxes.

The Company's deferred tax assets of $904,283, which are reported in other assets in the statement of financial condition as of December 31, 2014, are related to deferred compensation.

As of and for the year ended December 31, 2014, the Company had no unrecognized tax liabilities as defined under ASC 740, *Income Taxes* and no valuation allowances on deferred tax assets were required.

The Company is subject to taxation in the United States and various state jurisdictions. As of December 31, 2014, the Company's tax years for 2011 through 2013 are subject to examination by the respective tax authorities. As of December 31, 2014, the Company is no longer subject to income tax examinations by the respective tax authorities for tax years prior to 2011.

10. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation

The Company accounts for potential losses related to litigation in accordance with ASC 450, *Contingencies*. As of December 31, 2014, there were no reserves provided for potential losses related to litigation matters.

Guarantees

The Company provides guarantees to securities and futures clearinghouses and exchanges which meet the accounting definition of a guarantee under ASC 460, *Guarantees.* Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the consolidated statement of financial condition for these arrangements.

Leases

Directly and through affiliates, the Company has non-cancelable operating leases covering office space with terms through January 2019. Office leases are subject to escalation clauses based on specified costs incurred by the landlord and contain a renewal election.

As of December 31, 2014, the Company's proportionate share of minimum annual lease commitments, allocated to it by affiliates, is as follows:

Year	
2015	316,522
2016	328,138
2017	335,896
2018	293,987
2019	12,438
Total	$ 1,286,981

11. SUBSEQUENT EVENTS

As required by ASC 855, the Company has evaluated subsequent events for adjustment to or disclosure in its financial statement through the date the financial statement was issued.

No recordable or disclosable events, not otherwise reported in this financial statement or the notes thereto, occurred.

* * * * * *